Exhibit 3.2

                        AMENDMENT TO DECLARATION OF TRUST


To the Secretary of State of
Commonwealth of Massachusetts

      It is herby stated that:

      1. This document constitutes an Amendment to the Second Amended and Restated Declaration of Trust (hereinafter called the "Declaration") of AMERICAN MORTGAGE ACCEPTANCE COMPANY (hereinafter called the "business trust").

      2. The Declaration amended by this document was filed with the Secretary of State of the Commonwealth of Massachusetts on April 6, 1999.

      3. The amendment to the Declaration effected by this document is as follows:

      Deleting the first sentence of Article IV, Section 4.8 in its entirety and restating said sentence in its entirety as follows:

           "COMPENSATION. Independent Trustees may receive fixed sums, Common Shares in the Trust or other compensation per year and/or per meeting and/or for any service or activity they perform or engage in as Trustees, as determined by resolution of the Board of Trustees. Additionally, Independent Trustees shall be reimbursed for travel expenses and other out-of-pocket disbursements incurred in connection with attending any meetings. Non-Independent Trustees shall not receive any compensation from the Trust. Nothing herein shall be construed to preclude any non-Independent Trustee from serving the Trust in any other capacity as an officer, agent or otherwise, and receiving compensation therefor. Independent Trustees shall not perform any services for the Trust except as Trustees."

      4. The amendment herein provided for was authorized in accordance with law.

           IN WITNESS WHEREOF, the undersigned has executed this amendment this 20th day of August, 2004.



                            By: /s/ Alan P. Hirmes
                                ------------------
                            Name:   Alan P. Hirmes
                            Title:  Managing Trustee and Chief Financial Officer